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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                EMUSIC.COM INC.
                           (Name of Subject Company)

                                EMUSIC.COM INC.
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                               Gene Hoffman, Jr.
                     President and Chief Executive Officer
                           1991 Broadway, 2nd Floor
                        Redwood City, California 94063
                                (650) 216-0200
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:

                              Henry Lesser, Esq.
                               Andrew Zeif, Esq.
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                (650) 833-2000

[X] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.


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Preliminary communication filed as part of this Schedule and incorporated herein by reference:

    1. Amended Introductory Table to Form of Stockholders Agreement

EMusic security holders and any potential investors in EMusic are advised to carefully read the tender offer statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents EMusic or Universal Music Group files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by EMusic at the SEC's website at www.sec.gov. These documents (when available) may also be
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obtained for free via e-mail by contacting EMusic at investor@emusic.com.